Science Strategic Acquisition Corp. Charlie

1447 2nd St

Santa Monica, CA 90401

August 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Science Strategic Acquisition Corp. Charlie
Registration Statement on Form S-1 File No. 333-254741

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Science Strategic Acquisition Corp. Charlie, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-254741), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 26, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to the undersigned, at the above-mentioned address, with a copy to Andrew P. Campbell, Morrison & Foerster LLP, 2100 L St. NW, Suite 900, Washington, DC 20037.

Please do not hesitate to contact Andrew P. Campbell at (202) 887-1584 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

SCIENCE STRATEGIC ACQUISITION CORP. CHARLIE

By:	/s/ Michael Jones
Michael Jones
Chief Executive Officer and Chairman of the Board of Directors

cc:	Andrew P. Campbell
Morrison & Foerster LLP